FILED BY EQUITY BANCSHARES, INC.

PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933

AND DEEMED FILED PURSUANT TO RULE 14a-12

UNDER THE SECURITIES EXCHANGE ACT OF 1934

SUBJECT COMPANIES: CACHE HOLDINGS, INC. EASTMAN NATIONAL BANCSHARES, INC.

EQUITY BANCSHARES, INC. COMMISSION FILE NO. 001-37624

The following is a transcript of a conference call hosted by Equity Bancshares, Inc. (“Equity”) on July 21, 2017 that discusses, among other things, the proposed merger of ENB Merger Sub, Inc., a wholly-owned subsidiary of Equity, with and into Eastman National Bancshares, Inc. (“Eastman”) and the proposed merger of Cache Holdings, Inc. (“Cache”) with and into Equity.

The following is a transcript of a conference call hosted by Equity on July 21, 2017:

CORPORATE PARTICIPANTS

Brad S. Elliott Equity Bancshares, Inc. – Chairman & CEO

Greg H. Kossover Equity Bancshares, Inc. – Executive VP, CFO & Director

John J. Hanley Equity Bancshares, Inc. – Senior VP & Director of IR

CONFERENCE CALL PARTICIPANTS

Andrew Brian Liesch Sandler O’Neill + Partners, L.P., Research Division – Director, Equity Research

Michael Anthony Perito Keefe, Bruyette, & Woods, Inc., Research Division – Analyst

Nathaniel Tower Stephens Inc., Research Division – Associate

PRESENTATION

Operator

Good day, ladies and gentlemen, and welcome to the Equity Bancshares Second Quarter 2017 Earnings Conference Call. (Operator Instructions) As a reminder, this conference is being recorded.

I would like to introduce your host for today’s conference, Mr. John Senior, Hanley Vice President, Investor Relations. Sir you may begin.

John J. Hanley – Equity Bancshares, Inc. – Senior VP & Director of IR

Thank you. Good morning. Thank you all for joining the Equity Bancshares presentation and conference call, which will include discussion and presentation of our Q2 and 6-month 2017 results.

Joining me today are Equity Bancshares’ Chairman and CEO, Brad Elliott; and Equity Bancshares Executive Vice President and Chief Financial Officer, Greg Kossover. Presentation slides to accompany our call are available for download at investor.equitybank.com. The presentation accompanies discussion of our Q2 results and it is available by clicking either the presentation tab for downloads as PDF, or by clicking the event icon for today’s call posted at investor.equitybank.com. If you are viewing this call on our webcast player, please note that slides will not automatically advanced.

Please note, Slide 2, including important information regarding forward-looking statements. From time to time, we may make forward-looking statements within today’s call and actual results may differ. Please also note Slide 3 with important additional information for investors and shareholders. Following the presentation, we will allow time for us questions and further discussions. Thank you all for joining us.

And with that, I’d like to turn it over to Brad.

Brad S. Elliott – Equity Bancshares, Inc. – Chairman & CEO

Thanks, John. Good morning, and thank you for joining our second quarter 2017 Equity Bancshares earnings call. I’m Brad Elliott, Chairman and CEO and here with me this morning is our CFO, Greg Kossover. It has been a very exciting week in the Equity Bank franchise. The announcement of the mergers with Patriot Bank in Tulsa and Eastman National Bank in Ponca city and Newkirk. Signals of entry into Oklahoma with 2 new outstanding banking partners. I’d like to say again how impressed we are with Mike Bezanson, team in Tulsa and the team in Ponca City and Newkirk, lead by Mark Detten and Jim Leach.

We follow that great news today with our record second quarter 2017 results. This performance is a result of the very hard work and unselfishness of our teams here at Equity Bank. The teams at Hoxie, Grinnell and Quinter have now been with Equity Bank for a full quarter and have integrated nicely. Mike, Jeff, Sherry and Steve and their teams are already making an impact as deposits — and they’ve also increased $4 million in deposits since closing. And we are just as excited about the future of the Western Kansas markets as we were when we introduced the Hoxie team to our franchise.

Also, our operating teams at Wichita once again made the process of integrating a new bank, looked easier than it is. Myself, and our Board of Directors, think each of our hard-working teams for all you do every day, which takes us back to our record quarter. By closing and converting our mergers, at the same time the focus can turn immediately to integration and performance. In the second quarter, that help lead to $6,354,000 in net income or $0.51 per share. Both records for Equity Bancshares.

For a quarter annualized return on assets was over 1% and return on tangible common Equity was over 12.3%, and our efficiency ratio was less than 60%. These metrics are the hard-earned results from everyone at Equity Bank for our shareholders. And as I have said in recent announcements, we’ve bolstered the teams with the addition of Wendell Bontrager as President, Scott Smits as Chief Credit Officer and transition Julie Huber to lead mergers and integrations. The impact of these individuals and their teams allow Greg and I the resource — resources to continue to build our merger pipeline with opportunities in our footprint.

Before we go through our second quarter numbers, I want to thank our Board of Directors for their leadership in our journey. To serve as Chairman of the Board with these talented and diversed individuals is a privilege. Each of them brings something unique to the table and collectively they come together with hard work, passion experience and business acumen to deliver value and growth to our shareholders.

Thank you, directors for all you do. Greg?

Gregory H. Kossover – Equity Bancshares, Inc. – Executive VP, CFO & Director

Thank you, Brad. We begin with earnings and as Brad said, Q2 delivered $0.51 per share and $6,354,000 an after-tax income to the shareholders. This is 50% earnings per share growth compared to $0.34 per share the same quarter in 2016 and 28% growth over the $0.40 per share in the March 2017 quarter.

Interest income was up $1,867,000 from the first quarter and interest expense was up $561,000, both increases largely due to Hoxie branches being online for an entire quarter. Loan yield in the second quarter was 5.45% and scrubbed for higher-than-expected purchase accounting accretion of about $125,000 was approximately 5.42%. This compares to adjusted of Q1 yield on loans of about 5.38%.

Security yield was 2.57% in the second quarter normalized for a $215,000 bond call gain compared to 2.44% in the first quarter. This increase in yields is due primarily from a slowdown in CMBS prepayments fees resulting in less premium amortization. Deposits increased from — deposit cost increased from 62 basis points to 65 basis points, a modest reflection of overall rate increases. Cost of other borrowings increased 23 basis points to 1.28% as the federal home loan bank cost increased following the fed rate hikes. All of this leads to net interest margin of 3.91% and adjusted for the unusual purchase accounting and securities yields lift as mentioned above results in net interest margin of 3.83% compared to about 3.80% for Q1.

Provision for loan losses was $628,000 in the quarter on unit net charge-offs of $108,000 or about 3 basis points. Our credit quality remains high and our (inaudible) has grown 18% since the beginning of the year. Non interest income was generally in line with expectations. Noninterest expense was higher-than-expected primarily from growth related expenditures of approximately $136,000 in merger expenses, $100,000 in recruiting and $50,000 of quarter positive intangible amortization greater than forecast, and from higher than budgeted EDP of $115,000 in travel and training of $50,000. Income taxes were approximately in line with our expectations at about 32.4%.

As mentioned earlier, stated earnings per share is $0.51 per share, left in the security’s payoff gain and purchased accounting accretion in access of business plan represented about $0.02 per share and dragged the merger expenses represent about $0.01 per share resulting in an adjusted EPS of about $0.50 per share.

Turning to the balance sheet, Brad will add some color to loans and deposits.

Brad S. Elliott – Equity Bancshares, Inc. – Chairman & CEO

Our loan growth was lower than normal in second — in the second quarter. At just over $9 million, primarily because we have 1 large credit payoff. As we did not change rate and credit structure below our standards in order to retain it. Our teams continue to do an outstanding job of sourcing and servicing customers who understand relationship banking and the value it brings to their businesses. I remain pleased with our pipeline for quality credits. Our community markets are doing well, thanks to efforts from all of our lenders in those markets. And our metro lending teams led by Mark Parman in Kansas City and Jeremy Machain in Wichita continue to develop and close key relationships within our guidelines. It is also exciting to think about on boarding Mike Bezanson and his team at Tulsa later this year and Mark Detten and his team in Ponca City. They had two new markets with outstanding lenders to the Equity team. Regarding deposits, our teams did a nice job of cultivating new deposits. One of our highly successful customers invested approximately $25 million in their business in the second quarter, utilizing deposits held-through first quarter year — first quarter end to do so. Otherwise, our deposits increased by approximately $23 million in the quarter.

Gregory H. Kossover – Equity Bancshares, Inc. – Executive VP, CFO & Director

On the rest of the balance sheet. Investment security balances were relatively flat during the quarter and OREO was up only because of a known nonperforming loan identified premerger and marked appropriately, moved to OREO as anticipated. Our ALLL stands at 49 basis points of loans up 3 basis points quarter-over-quarter and from year end. Nearly every special asset metric improved during the quarter. Classified assets to regularity capital has already declined 4% after the most recent acquisitions to 24%, past due loans declined 26% from 27 basis points to 20 basis points of loans and nonaccrual loans dropped 9% to 1.69% of total loans quarter-over-quarter. These improvements are the result of a lot of hard work from Julie, Scott Smits and their teams.

Other home loan bank advances end of the quarter at about the same levels as March 31. Our asset liability position has not changed measurably quarter-over-quarter, and we remain Day 1 liability sensitive and year 1 asset sensitive. Capital ratios all remain strong and is worth mentioning that we have issued over 3,980,000 common shares in the last 3 quarters and the 2 acquisitions and the pipe representing share growth of 49%. This type of share growth is cost efficient, adds float and the dispersion of shares is healthy for our stocks and its holders.

Brad S. Elliott – Equity Bancshares, Inc. – Chairman & CEO

As I said at top of the call, we crossed several key lines on our core metrics. Greater than 1% ROA for the quarter and an efficiency ratio of less than 60%. We are growing into our efficiencies and we believe our 2-pronged approach of growing organically and through mergers gives us an advantage in our markets. Our credit quality remains high, our margin is healthy, our organic loan and deposit pipelines are active as is our merger pipeline. Our board and leadership are more excited than ever for what is possible for our stakeholders. I would like to thank all of our shareholders for their trust in Equity Bancshares and all of its team members. This is an exciting time for everyone and we could not be successful without each of you.

At this time, I would be happy to entertain questions.

QUESTIONS AND ANSWERS

Operator

(Operator Instructions) And our first question comes from Andrew Liesch from Sandler O’Neill.

Andrew Brian Liesch – Sandler O’Neill + Partners, L.P., Research Division – Director, Equity Research

Just a question on the margin and any benefit from the rate hike. I think in prior quarters, you said it would be about 2 basis points, was that the case this quarter? And then do you think the June hike will be a similar benefit in the third quarter?

Gregory H. Kossover – Equity Bancshares, Inc. – Executive VP, CFO & Director

Yes, yes and yes, Andrew. I think our margin improved for a couple of reasons. The rate hike and then also we had a small lift from the yield on the portfolio brought over from Hoxie. But primarily, the rate hike and yes, we would anticipate a similar reaction in Q3.

Andrew Brian Liesch – Sandler O’Neill + Partners, L.P., Research Division – Director, Equity Research

Got you. And then just the — I’m sorry, I missed it, the other line item is noninterest income. Just curious what drove that increase?

Gregory H. Kossover – Equity Bancshares, Inc. – Executive VP, CFO & Director

Increase in noninterest income is, boy.

Andrew Brian Liesch – Sandler O’Neill + Partners, L.P., Research Division – Director, Equity Research

Just some — during the full quarter effect of Hoxie, just a couple of hundred thousand dollars at all?

Gregory H. Kossover – Equity Bancshares, Inc. – Executive VP, CFO & Director

Yes (inaudible) the Impact from Hoxie, and Andrew of the top of my head, I don’t know what the other component is. Most of it would be the increase in Hoxie. Give me a minute and let me dig into what that is.

Operator

And our next question comes from Michael Perito from KBW.

Michael Anthony Perito – Keefe, Bruyette, & Woods, Inc., Research Division – Analyst

Greg, I apologies. I know, I think you probably went through it in the opening remarks, but I got on the call little late. I just want to confirm a couple margin numbers with you. I think last quarter, the loan fees were about 16 basis points, do you have that number for the second quarter?

Gregory H. Kossover – Equity Bancshares, Inc. – Executive VP, CFO & Director

Yes, it’s real similar. Loan fees were flat to a little better quarter-over-quarter and are pretty strong. So that number has not changed measurably.

Michael Anthony Perito – Keefe, Bruyette, & Woods, Inc., Research Division – Analyst

Okay. And then the purchase accounting or accruable impact, I think it was 16 basis points last quarter and once again, I apologize, if you gave it already, but what was it in the second quarter?

Gregory H. Kossover – Equity Bancshares, Inc. – Executive VP, CFO & Director

About the same.

Michael Anthony Perito – Keefe, Bruyette, & Woods, Inc., Research Division – Analyst

About the same, okay. And then any comments on kind of where you expect the quarterly expense trajectory to run here? I guess really just — in the next couple of quarters before Patriot and Eastman closed?

Gregory H. Kossover – Equity Bancshares, Inc. – Executive VP, CFO & Director

Yes. If you carve out transaction expenses related to those 2 acquisitions, a core run rate is probably between $14,600,000 a quarter and $14,800,000, I think it’s a good run rate and probably closer to $14,800,000.

Michael Anthony Perito – Keefe, Bruyette, & Woods, Inc., Research Division – Analyst

Okay. And do you expect the — maybe a question on the balance sheet, do you expect the investment portfolio to kind of I guess — what these 2 deals coming off at the end of the year and it build a little on the quarter. My guess is because the loan growth — the net loan growth didn’t materialize. But how do you — what is your kind of 6 month outlook through the investment portfolio. Do you think it kind of hangs out in this real north of $600 million range or do you think there’s room to move it down as the growth picks up in the back half of the year?

Gregory H. Kossover – Equity Bancshares, Inc. – Executive VP, CFO & Director

I think that probably you’re going to see it relatively flat. It — $600 million is probably a good number for us right now. I don’t think it will increase, Michael. It may go down a little bit but I don’t think it will be higher than what it is today.

Michael Anthony Perito – Keefe, Bruyette, & Woods, Inc., Research Division – Analyst

Okay, thank you for that. And then just last one for Brad. Maybe just, do you — and again, I apologize if I missed it. But the, maybe the dollar on the pipeline, how is it compared today versus 3 months ago or maybe at the beginning of the year? And I guess it sounds like you guys despite things putting on credit expect loan growth to rebound a bit in the next quarters. Is that a fair statement?

Brad S. Elliott – Equity Bancshares, Inc. – Chairman & CEO

So, we’ve got a really good pipeline. July is looking like a solid month, August assuming that all the fundings hold in that are scheduled for closing, July will be a very large month for us, probably double what July will be. Then we have a kind of normal month in September. So we have a pretty good pipeline for this quarter and we also have a pretty good longer than 60 days pipeline. A lot of those fundings, we got a good growth number coming from just construction draws that are already on the books. So I think our pipeline is holding in there pretty well. I think the numbers show we’re going to be back on plan for this month. I think we’ve got a good pipeline and I am anticipating knock on wood that nothing comes out of the woodwork on our pay downs or something, we’ve got — I think we’ve got a pretty good opportunity to continue to grow loans. Our teams in Wichita and Kansas City and the guys in Western Kansas are really kicking in and have a lot of really good opportunities that we’ve approved. So.

Operator

(Operator Instructions) And our next question comes from Terry McEvoy from Stephens.

Nathaniel Tower – Stephens Inc., Research Division – Associate

Hi, guys, this is actually Nathan standing of Terry. Maybe some commentary around the deposit pricing and deposit business in the Community markets might be helpful?

Brad S. Elliott – Equity Bancshares, Inc. – Chairman & CEO

Repeat that question, Terry?

Nathaniel Tower – Stephens Inc., Research Division – Associate

So, this is actually Nate. Any commentary around how deposits are repricing right now? How bidders are looking and your outlook for that would be helpful?

Brad S. Elliott – Equity Bancshares, Inc. – Chairman & CEO

You can take that, Greg?

Gregory H. Kossover – Equity Bancshares, Inc. – Executive VP, CFO & Director

One more time?

Brad S. Elliott – Equity Bancshares, Inc. – Chairman & CEO

You’re breaking up a little bit. So the question Nate is how deposits repricing is working and how the betas are working?

Nathaniel Tower – Stephens Inc., Research Division – Associate

Exactly, yes.

Gregory H. Kossover – Equity Bancshares, Inc. – Executive VP, CFO & Director

So Nate, yes, I think they broke up on me. The betas are still very low, deposit repricing is still very small. We still — other than in our public deposit sector, which does — is influenced more easily by a rate increases in the retail base. We really haven’t seen significant upward pressure on our rates and therefore, our betas are still low. I don’t know how long that will last, and we are adding some new markets, which might have a different characteristic as we go forward. But so far, we’re not seeing a huge spike in the need for rate increases to draw deposits. Public funds, because of the nature of their ownership, are more sensitive to rate increases and we do carry public funds as a core business for us. And so that would be the exception to that comment.

Nathaniel Tower – Stephens Inc., Research Division – Associate

Got you, that’s helpful. And then maybe one more for me. And (inaudible) I think we keep beating a dead horse here, but credit keeps looking great. Do you guys have any areas that you’re watching out for specifically? Any areas of concern, anything that you’re staying away from?

Brad S. Elliott – Equity Bancshares, Inc. – Chairman & CEO

So at this time, we don’t see a lot of weakness. I mean, we are staying away from things that we have a lot of volatility in. But we aren’t getting a lot of those requests either in the oil and gas business but — direct oil and gas business. But at this time outside of that sector, we just don’t see — we haven’t felt or seen a lot of weaknesses in our marketplace. We’re watching the add credits closely and we’re monitoring our borrowers. They actually are having a pretty good year this year, especially if they have a balance at all of any cattle they had a lot to rebound in the cattle markets. So that sector is actually doing better than we had anticipated. But we’ve got our eye on multifamily and making sure that we’re in projects that work and we don’t have a lot of concentration in that. But we’ve got our eye on that sector, it just seems like it’s overheated for some reason. But we still seems to be written up and leasing up.

Operator

And our next question comes from Bruce [Bunefic] from Private Investor.

Unidentified Analyst

You’re talking about the efficiency ratio of 59%. However, when I look at page 5, it’s 60.7%. Was the 59% just the second quarter or what?

Gregory H. Kossover – Equity Bancshares, Inc. – Executive VP, CFO & Director

Hi Bruce, hope you’re doing well. 59% is just the second quarter. So 60% is year-to-date and as you can see really with the integration of the Prairie merger, it’s coming down.

Unidentified Analyst

Okay. One other question and on Page 12, under the capital ratios, as listing risk weighted assets both Equity Bank’s here and the bank, $1,685,000, they don’t have the same amount of assets do they? Is there a difference there or what amount are looking at?

Gregory H. Kossover – Equity Bancshares, Inc. – Executive VP, CFO & Director

On the capital ratios, roughly the same, Bruce.

Unidentified Analyst

Okay. Well, all right, well. That’s fine, I was just making sure, those are my questions.

Operator

And at this time, I’m showing no further questions. I’d like to turn the call back over to Mr. John Hanley for any closing remarks.

Gregory H. Kossover – Equity Bancshares, Inc. – Executive VP, CFO & Director

Andrew, this is Greg again. Since you’ve asked your question, I’ve got a quick scan of our other miscellaneous incomes and a lot of it comes from having the Western Kansas be digger from the Prairie acquisition, and a lot of those accounts are related to customer activity, which is always a little more brisk in the second quarter than the first quarter. So I’m not seeing any one category that’s driving that change in other income.

Brad S. Elliott – Equity Bancshares, Inc. – Chairman & CEO

So…

John J. Hanley – Equity Bancshares, Inc. – Senior VP & Director of IR

Yes. Okay. So with that said, ladies and gentlemen thank you once again, for joining the discussion and presentation of our Equity Bancshares Q2 results. This webcast and archive will be available for 1 week on-site. Have a great day and a great weekend, and thanks again.

Operator

Ladies and gentlemen, thank you for your participation in today’s conference. This concludes the program. You may now disconnect. Everyone, have a great day.

Forward-Looking Statements

This communication may contain “forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements reflect the current views of Equity’s management with respect to, among other things, the expected benefits of the proposed transaction, future events and Equity’s financial performance. These statements are often, but not always, made through the use of words or phrases such as “may,” “should,” “could,” “predict,” “potential,” “believe,” “will likely result,” “expect,” “continue,” “will,” “anticipate,” “seek,” “estimate,” “intend,” “plan,” “project,” “forecast,” “goal,” “target,” “would” and “outlook,” or the negative variations of those words or other comparable words of a future or forward-looking nature. These forward-looking statements are not historical facts, and are based on current expectations, estimates and projections about Equity’s industry, management’s beliefs and certain assumptions made by management, many of which, by their nature, are inherently uncertain and beyond Equity’s control. Accordingly, Equity cautions you that any such forward-looking statements are not guarantees of future performance and are subject to risks, assumptions and uncertainties that are difficult to predict. Although Equity believes that the expectations reflected in these forward-looking statements are reasonable as of the date made, actual results may prove to be materially different from the results expressed or implied by the forward-looking statements.

Factors that could cause actual results to differ materially from Equity’s expectations include competition from other financial institutions and bank holding companies; the effects of and changes in trade, monetary and fiscal policies and laws, including interest rate policies of the Federal Reserve Board; changes in the demand for loans; fluctuations in value of collateral and loan reserves; inflation, interest rate, market and monetary fluctuations; changes in consumer spending, borrowing and savings habits; the possibility that the expected benefits related to the proposed transaction may not materialize as expected; the proposed transaction not being timely completed, if completed at all; prior to the completion of the proposed transaction, the respective business of either Eastman or Cache experiencing disruptions due to transaction-related uncertainty or other factors making it more difficult to maintain relationships with employees, customers, other business partners or governmental entities, difficulty retaining key employees; the ability to obtain regulatory approval of the transactions contemplated by either the Agreement and Plan of Reorganization, by and between Equity, ENB Merger Sub, Inc., and Eastman, or the Agreement and Plan of Reorganization, by and between Equity and Cache; and the ability to successfully implement integration strategies or to achieve expected synergies and operating efficiencies within the expected time-frames or at all. The foregoing list of factors is not exhaustive.

For discussion of these and other risks that may cause actual results to differ from expectations, please refer to “Cautionary Note Regarding Forward-Looking Statements” and “Risk Factors” in Equity’s Annual Report on Form 10-K filed with the Securities and Exchange Commission (“SEC”) on March 16, 2017 and any updates to those risk factors set forth in Equity’s subsequent Quarterly Reports on Form 10-Q or Current Reports on Form 8-K. If one or more events related to these or other risks or uncertainties materialize, or if Equity’s underlying assumptions prove to be incorrect, actual results may differ materially from what Equity anticipates. Accordingly, you should not place undue reliance on any such forward-looking statements. Any forward-looking statement speaks only as of the date on which it is made, and Equity does not undertake any obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise. New risks and uncertainties arise from time to time, and it is not possible for us to predict those events or how they may affect us. In addition, Equity cannot assess the impact of each factor on Equity’s business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. All forward-looking statements, expressed or implied, included in this communication are expressly qualified in their entirety by this cautionary statement. This cautionary statement should also be considered in connection with any subsequent written or oral forward-looking statements that Equity or persons acting on Equity’s behalf may issue.

Important Additional Information

This communication is being made in respect of the proposed transaction involving Equity and Eastman and Equity and Cache, respectively. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities.

Investors and security holders are urged to carefully review and consider Equity’s public filings with the SEC, including but not limited to its Annual Reports on Form 10-K, its proxy statements, its Current Reports on Form 8-K and its Quarterly Reports on Form 10-Q. The documents filed by Equity with the SEC may be obtained free of charge at Equity’s investor relations website at investor.equitybank.com or at the SEC’s website at www.sec.gov. Alternatively, these documents, when available, can be obtained free of charge from Equity upon written request to Equity Bancshares, Inc., Attn: Investor Relations, 7701 East Kellogg Drive, Suite 300, Wichita, Kansas 67207 or by calling (316) 612-6000.

In connection with the proposed transactions, Equity intends to file registration statements on Form S-4 with the SEC which (i) will include proxy statement of Eastman and a prospectus of Equity and (ii) will include proxy statement of Cache and a prospectus of Equity, and will file other documents regarding the proposed transaction with the SEC. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS AND SECURITY HOLDERS OF EQUITY AND EACH OF CACHE AND EASTMAN ARE URGED TO CAREFULLY READ THE ENTIRE REGISTRATION STATEMENTS AND EACH PROXY STATEMENT/PROSPECTUS, WHEN THEY BECOME AVAILABLE, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTIONS. A definitive proxy statement/prospectus will be sent to the stockholders of each of Eastman and Cache, as applicable, seeking the required stockholder approvals. Investors and security holders will be able to obtain the registration statements and the related proxy statement/prospectus free of charge from the SEC’s website or from Equity by writing to the address provided above.

Equity and each of Eastman and Cache and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from their respective stockholders in connection with the proposed transaction. Information about Equity’s participants may be found in the definitive proxy statement of Equity relating to its 2017 Annual Meeting of Stockholders filed with the SEC on March 22, 2017. The definitive proxy statement can be obtained free of charge from the sources indicated above. Additional information regarding the interests of such participants will be included in the proxy statement and other relevant documents regarding the proposed merger transaction filed with the SEC when they become available, copies of which may also be obtained free of charge from the sources indicated above.